                                                                      EXHIBIT 12

                         AMERICAN DENTAL PARTNERS, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (in thousands, except ratios)

                                          Years Ended            Three Months
                                          December 31,          Ended March 31,
                                    --------------------------- ---------------
                                      1996       1997    1998    1998    1999
                                    --------    ------- ------- ------- -------
Earnings:
Earnings (loss) before income
 taxes............................. $ (2,443)   $ 1,194 $ 6,366 $   769 $ 2,413
Add: Fixed charges.................       45        865   1,412     510     361
                                    --------    ------- ------- ------- -------
Earnings (loss) before income
 taxes, as adjusted................ $ (2,398)   $ 2,059 $ 7,778 $ 1,279 $ 2,774
                                    ========    ======= ======= ======= =======
Fixed Charges:
Interest expense, including
 amortization of debt expense...... $     18    $   674 $ 1,193 $   453 $   299
Estimated interest factor of non-
 reimbursed rental expense
 (approximately 1/3 of non-
 reimbursed rental expense)........       27        191     219      57      62
                                    --------    ------- ------- ------- -------
Total fixed charges................ $     45    $   865 $ 1,412 $   510 $   361
                                    ========    ======= ======= ======= =======
Ratio of earnings to fixed
 charges...........................     N/A (1)     2.4     5.5     2.5     7.7
                                    ========    ======= ======= ======= =======
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(1) Earnings before income taxes plus fixed charges were insufficient to cover fixed charges for the year ended December 31, 1996 by $2,398,000.